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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ASIAINFO HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

04518A104
(CUSIP Number)

September 12, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      Rule 13d-1(b)

      Rule 13d-1(c)

      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	04518A104	Page 2 of 8

1		NAMES OF REPORTING PERSONS:
Sansar Capital Special Opportunity Master Fund, L.P.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)
(b)

3		SEC USE ONLY:

Cayman Islands

4		CITIZENSHIP OR PLACE OF ORGANIZATION:

	5	SOLE VOTING POWER:
2,339,408

NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON		2,339,408
WITH:

	8	SHARED DISPOSITIVE POWER:

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,339,408

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.54%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	04518A104	Page 3 of 8

1		NAMES OF REPORTING PERSONS:
Sansar Capital Special Opportunity Fund, LTD.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)
(b)

3		SEC USE ONLY:

Cayman Islands

4		CITIZENSHIP OR PLACE OF ORGANIZATION:

	5	SOLE VOTING POWER:
2,339,408

NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON		2,339,408
WITH:

	8	SHARED DISPOSITIVE POWER:

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,339,408

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.54%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC

CUSIP No.	04518A104	Page 4 of 8

1		NAMES OF REPORTING PERSONS:
Sanjay Motwani
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a)
(b)

3		SEC USE ONLY:

4		CITIZENSHIP OR PLACE OF ORGANIZATION:

United Kingdom

	5	SOLE VOTING POWER:
2,339,408

NUMBER OF
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY
EACH
REPORTING	7	SOLE DISPOSITIVE POWER:
PERSON		2,339,408
WITH

:	8	SHARED DISPOSITIVE POWER:

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
2,339,408

10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.54%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN, HC

SCHEDULE 13G

Item 1(a) Name of Issuer:

ASIAINFO HOLDINGS, INC.

1(b)      Address of Issuer's Principal Executive Offices:

4TH FLOOR, ZHONGDIAN INFORMATION TOWER
6 ZHONGGUANCUN SOUTH STREET, HAIDIAN DISTRICT
BEIJING 100086, CHINA

Item 2(a) Name of Person Filing:

Sansar Capital Special Opportunity Master Fund, L.P. is a limited partnership formed under the laws of the Cayman Islands. Sansar Capital Special Opportunity Fund, Ltd., a Cayman Islands exempted company, serves as the investment manager of Sansar Capital Special Opportunity Master Fund, L.P. Sanjay Motwani is the Chief Executive of Sansar Capital Special Opportunity Fund, Ltd. and in such capacity may be deemed to have the sole power to direct the voting and disposition of the Shares held for the account of Sansar Capital Special Opportunity Master Fund, L.P.

2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each reporting person is:

25 West 53rd Street, New York, NY 10019.

2(c)	Citizenship:

Sanjay Motwani is a United Kingdom citizen. Sansar Capital Special Opportunity Master Fund, L.P. is a limited partnership formed under the laws of the Cayman Islands. Sansar Capital Special Opportunity Fund, Ltd., is a Cayman Islands exempted company

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:

04518A104

Item 3      This statement is filed pursuant to Rule 13d-1(c).

Item 4      Ownership:

With respect to the beneficial ownership of shares of common stock of ASIAINFO HOLDINGS, INC. by the reporting persons, see Items 5 through 11 of the cover pages of this Schedule 13G, which are incorporated herein by reference.

Item 5      Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6      Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7      Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

See Item 2 hereof.

Item 8      Identification and Classification of Members of the Group:

Not Applicable.

Item 9      Notice of Dissolution of Group:

Not Applicable.

Item 10      Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

The reporting persons have agreed that this Schedule 13G may be filed by Sansar Capital Special Opportunity Master Fund, L.P. on behalf of all of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Schedule 13G.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Sanjay Motwani Sanjay Motwani

September 19, 2006

EXHIBIT INDEX

Exhibit I            Agreement Regarding the Joint Filing of Schedule 13G